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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or type response)


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Exelon Enterprises Management, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

2301 Market Street
--------------------------------------------------------------------------------
                                    (Street)

Philadelphia                          PA                 19103
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Neon Communications, Inc. (NOPT)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     August, 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

     _______________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                  (A)              of Month       Indirect  Beneficial
Title of Security                     (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)         Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                                        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                              (Over)
                                                                                                                     SEC 1474 (3-99)
                                                                                                                         Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                  5.                              7.                             ative    Deriv-  11.
                    sion                     Number of                       Title and Amount               Secur-   ative   Nature
                    or                       Derivative    6.                of Underlying     8.           ities    Secur-  of
                    Exer-           4.       Securities    Date              Securities        Price        Bene-    ity:    In-
                    cise   3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of           ficially Direct  direct
                    Price  Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-       Owned    (D) or  Bene-
1.                  of     action   Code     of(D)         (Month/Day/Year)         Amount     ative        at End   In-     ficial
Title of            Deriv- Date     (Instr.  (Instr. 3,    ----------------         or         Secur-       of       direct  Owner-
Derivative          ative  (Month/  8)       4 and 5)      Date     Expira-         Number     ity          Month    (I)     ship
Security            Secur- Day/     ------   ------------  Exer-    tion            of         (Instr.      (Instr.  (Instr. (Instr.
(Instr. 3)          ity    Year)    Code V    (A)   (D)    cisable  Date     Title  Shares     5)           4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------
18% Subordinated
Convertible Note    $5.00  8-10-01  P         2,404,650    Immed.   8-10-08  Common 2,404,650  $11,500,000  2,404,650  I      (1)(3)
Due 2008                                                                     Stock  (2)                     (2)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================


Explanation of Responses:
(1)      Effective August 11, 2001, the Reporting Person transferred its interest in these securities to ECP Telecommunications
         Holdings, LLC, a wholly-owned subsidiary of the Reporting Person pursuant to a corporate restructuring in order to meet certain regulatory compliance requirements. The Reporting Person's pecuniary interest in these securities was not changed.
(2)      Amount includes 2,300,000 shares issuable upon conversion of the entire principle of the convertible note and 104,650 shares issuable upon conversion of accrued interest and for interest to be accrued for sixty days from the date of this filing.
(3)      These shares are also indirectly owned by Exelon Corporation. The Reporting Person is a indirectly wholly-owned subsidiary of Exelon Corporation. Exelon Corporation became the parent corporation of PECO Energy Company in October, 2000. The
         Reporting Person's former name was Exelon Venture Corp.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

Exelon Enterprises Management, Inc.
By: /s/ John C. Halderman, Secretary                    September 10, 2001
    ---------------------------------------            --------------------
      **Signature of Reporting Person                         Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION



Name:                   Exelon Corporation

Address:                10 S. Dearborn Street
                        37th Floor
                        Chicago, IL  60690

Designated Filer:                   Exelon Enterprises Management, Inc.

Issuer and Ticker Symbol:           NEON Communications, Inc. (NOPT)

Date of Event Requiring Statement:  August 10, 2001

Exelon Corporation


By: /s/  Scott N. Peters, Assistant Secretary               September 10, 2001
         ------------------------------------               ------------------
         ** Signature of Reporting Person                          Date



                                                                     Page 3 of 3